# CERTIFIABLY

May 29, 2018

**Subject: Certification of Financial Statements by Principal Executive Officer**

I, Anne Chambers, certify that:

(1) the financial statements of Certifiably, Inc. included in this Form are true and complete in all material respects; and

(2) there is no tax return information of Certifiably, Inc. filed with this form for the fiscal year ended 12-31-2017, because the account was funded in April 2018.

Sincerely,



Anne Chambers, CEO

Certifiably, Inc.

670 Watch Hill Lane

Cincinnati, OH 45230

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# Balance Sheet

As of **04/30/2018**

*This sheet lists assets and liabilities. Enter values in the shaded cells below.*

## Assets

| | | |
|---|---|---|
| **Cash and Cash Equivalents** | | |
| | Checking Accounts | 0 |
| | Saving Accounts | 0 |
| | **Total Cash** | 0 |
| **Current Assets** | | |
| | Accounts Receivables | 0 |
| | Website | 6,238 |
| | Other Current Assets | 0 |
| | **Total Current Assets** | 6,238 |
| **Property, Plant and Equipment** | | |
| | Vehicles (net) | 0 |
| | Furniture & Fixtures (net) | 0 |
| | Equipment (net) | 0 |
| | Buildings (net) | 0 |
| | Land | 0 |
| | **Total Property, Plant and Equipment** | 0 |
| **Other Assets** | | |
| | Other Assets | 0 |
| | **Total Other Assets** | 0 |
| ***Total assets*** | | 6,238 |

UNAUDITED

## Liabilities and Owner's Equity

| | | |
|---|---|---|
| **Current Liabilities** | | |
| | Accounts payable | 0 |
| | Notes payable | 0 |
| | Other Current Liabilities | 0 |
| | **Total Current Liabilities** | 0 |
| **Non-Current Liabilities** | | |
| | Long-term Notes Payable | 0 |
| | Loans | 0 |
| | Other Non-Current Liabilities | 0 |

| | |
|---|---|
| **Total Non-Current Liabilities** | 0 |
| *Total liabilities* | 0 |
| **Owners' equity** | |
| Capital Stock | 6,238 |
| Retained Earnings | 0 |
| Other | 0 |
| *Total owners' equity* | 6,238 |
| *Total liabilities and equity* | 6,238 |
| Balance check (should be Zero) | 0 |

UNAUDITED

# Certifiably Financial Projection Information Sheet

**General Notes:**

Tab 1: Income Statement Summary by Year

Tab 2: Income Statement individual line items broken out per month through 2023

Tab 3: Revenue projections per revenue stream per month through 2023 (including our assumptions used)

Tab 4: Expense projections per expense line item per month through 2023 (including our assumptions used)

Tab 5: Income statement data (as percentage of revenue) from Facebook 2017 10-K

*Tabs 1, 2 and 4 are all formula based derived from numbers and assumptions used within the Revenue tab (Tab 3). Any changes made within the Revenue tab will be reflected throughout the other tabs in the workbook.

**Revenue Assumptions (Tab 3):**

**Search Advertising:**

- Assumed a base fee of $.64 per impression based on research of other web based platforms.

- Assumed 1,000 impressions per month starting in June 2018 as the Company will begin with incorporating B Corps into their platform. Increased the impression rate by 50% for subsequent months in 2018.

- Assumed WBENC companies will be fully incorporated by January 2019 resulting in 12,000 impressions per month. Increased the impression rate by 20% for each month in 2019 and 2020.

- As seen in similar companies, search advertising revenue starts to plateau at a certain point in the company lifecycle. Therefore, we assumed terminal growth of 2% monthly in impressions for the years 2021 – 2023.

**Transaction Fees:**

- Assumed $100 million in transactions brokered between Corporations and B Corps in 2018.

- At a .01% fee charged, total revenue earned for 2018 from Transaction Fees would be $1 million. This was evenly divided monthly for the 6 month period of June 2018 to December 2018.

- We assumed full incorporation of WBENC companies by January 2019 resulting in $1 billion in transactions between Corporations and WBENC (and B Corps).  This was evenly divided monthly for the 12 month period.

- We assumed 20% growth per year following 2019.

- We did not apply the assumption completely based on the $750 billion to $1 trillion of expected volume between certified WBE's as we were uncertain how the revenue would be recurring. Ex. If Certifiably brokers a deal between P&G and a WBENC for $50 million in Year 1, both Companies are now aware of each other and how will Certifiably benefit from the relationship after the first transaction.

**Subscription Fees:**

- Assumed 2,500 Premium Members (i.e. WBENC) by end of June 2019. Premium Members are charged an annual fee of $200 which we broke out monthly. Increased membership numbers by 5% monthly after June 2019.

- Assumed 10 Corporate Members (i.e. P&G) by end of 2018 and 500 Members by the end of 2019. Corporate Members are charged an annual fee of $15,000 which we broke out monthly. Increased membership numbers by 5% monthly after December 2019.

- Increased membership numbers by 5% monthly after June 2019.

- Increased membership numbers by 2% monthly after 2020.

**Corporate Vendor Solution:**

- Most unknown/variable of Revenue streams.

- Assumed $100 million worth of payments made in 2018 from Corps. to Certifiably to release to respective certified company. We divided this revenue evenly each month.

- Assumed .01% per dollar transferred through Certifiably.

- Assumed 8% growth in transactions year over year, earned evenly each month.

**Expense Assumptions (Tab 4):**

- Expenses were all derived as a percentage of revenue.

-  EBITDA resulted in approximately 48% of gross revenue per year.

- Net Income resulted in approximately 36% of gross revenue per year.

**CERTIFIABLY**

| Income Statement Summary | | | | | | |
|---|---|---|---|---|---|---|
| | 2018 (6 mos.) | 2019 | 2020 | 2021 | 2022 | 2023 (6 mos.) |
| **Revenues** | | | | | | |
| *Revenue* | 2,127,960 | 18,161,068 | 28,421,923 | 40,606,451 | 50,041,855 | 29,756,512 |
| *Less: Cost of Revenue* | 276,635 | 2,360,939 | 3,694,850 | 5,278,839 | 6,505,441 | 3,868,347 |
| Net Revenue | **1,851,325** | **15,800,129** | **24,727,073** | **35,327,612** | **43,536,414** | **25,888,166** |
| **Expenses** | | | | | | |
| *R&D* | 404,312 | 3,450,603 | 5,400,165 | 7,715,226 | 9,507,952 | 5,653,737 |
| *Marketing & Sales* | 255,355 | 2,179,328 | 3,410,631 | 4,872,774 | 6,005,023 | 3,570,781 |
| *G&A* | 170,237 | 1,452,885 | 2,273,754 | 3,248,516 | 4,003,348 | 2,380,521 |
| | | | | | | |
| **EBITDA** | **1,021,421** | **8,717,313** | **13,642,523** | **19,491,096** | **24,020,090** | **14,283,126** |
| | | | | | | |
| *Interest* | 21,280 | 181,611 | 284,219 | 406,065 | 500,419 | 297,565 |
| *Tax Expense* | 234,076 | 1,997,717 | 3,126,412 | 4,466,710 | 5,504,604 | 3,273,216 |
| **Net Income** | **766,066** | **6,537,984** | **10,231,892** | **14,618,322** | **18,015,068** | **10,712,344** |

UNAUDITED

## Summary - Income Statement

| | Notes: | Jun '18 | Jul '18 | Aug '18 | Sep '18 | Oct '18 | Nov '18 | Dec '18 |
|---|---|---|---|---|---|---|---|---|
| *Currency: $* | | | | | | | | |
| Search Advertising | | 640 | 960 | 1,440 | 2,160 | 3,240 | 4,860 | 7,290 |
| Transaction Fees | | 142,857 | 142,857 | 142,857 | 142,857 | 142,857 | 142,857 | 142,857 |
| Subscription Fees | | 4,167 | 7,500 | 10,000 | 13,125 | 18,438 | 22,656 | 31,484 |
| Corporate Vendor Solutions | | 142,857 | 142,857 | 142,857 | 142,857 | 142,857 | 142,857 | 142,857 |
| **Gross revenue** | | **$ 290,521** | **$ 294,174** | **$ 297,154** | **$ 300,999** | **$ 307,392** | **$ 313,231** | **$ 324,489** |
| | | | | | | | | |
| Cost of Revenue | | 37,768 | 38,243 | 38,630 | 39,130 | 39,961 | 40,720 | 42,184 |
| **Cost of Revenue** | | **$ 37,768** | **$ 38,243** | **$ 38,630** | **$ 39,130** | **$ 39,961** | **$ 40,720** | **$ 42,184** |
| | | | | | | | | |
| **Net Revenue** | | **$ 252,753** | **$ 255,932** | **$ 258,524** | **$ 261,869** | **$ 267,431** | **$ 272,511** | **$ 282,305** |
| | | | | | | | | |
| Research and Development | | 55,199 | 55,893 | 56,459 | 57,190 | 58,404 | 59,514 | 61,653 |
| Marketing and Sales | | 34,863 | 35,301 | 35,659 | 36,120 | 36,887 | 37,588 | 38,939 |
| G&A | | 23,242 | 23,534 | 23,772 | 24,080 | 24,591 | 25,058 | 25,959 |
| **Operating expenses** | | **$ 113,303** | **$ 114,728** | **$ 115,890** | **$ 117,390** | **$ 119,883** | **$ 122,160** | **$ 126,551** |
| | | | | | | | | |
| **EBITDA** | | **$ 139,450** | **$ 141,204** | **$ 142,634** | **$ 144,480** | **$ 147,548** | **$ 150,351** | **$ 155,755** |
| | | | | | | | | |
| **EBIT** | | **$ 139,450** | **$ 141,204** | **$ 142,634** | **$ 144,480** | **$ 147,548** | **$ 150,351** | **$ 155,755** |
| | | | | | | | | |
| Interest Expense | | 2,905 | 2,942 | 2,972 | 3,010 | 3,074 | 3,132 | 3,245 |
| Income Tax Expense | A | 31,957 | 32,359 | 32,687 | 33,110 | 33,813 | 34,455 | 35,694 |
| **Income** | | **$ 104,588** | **$ 105,903** | **$ 106,976** | **$ 108,360** | **$ 110,661** | **$ 112,763** | **$ 116,816** |

UNAUDITED

| | Jan '19 | Feb '19 | Mar '19 | Apr '19 | May '19 | Jun '19 | Jul '19 | Aug '19 | Sep '19 | Oct '19 | Nov '19 | Dec '19 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 7,680 | 9,216 | 11,059 | 13,271 | 15,925 | 19,110 | 22,932 | 27,519 | 33,023 | 39,627 | 47,553 | 57,063 |
| | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 | 833,333 |
| | 269,140 | 297,518 | 328,992 | 363,917 | 402,692 | 444,294 | 486,640 | 533,117 | 584,132 | 640,133 | 665,678 | 680,837 |
| | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 | 180,000 |
| $ | 1,290,154 | 1,320,067 | 1,353,384 | 1,390,521 | 1,431,950 | 1,476,738 | 1,522,906 | 1,573,969 | 1,630,488 | 1,693,093 | 1,726,564 | 1,751,234 |
| | | | | | | | | | | | | |
| | 167,720 | 171,609 | 175,940 | 180,768 | 186,154 | 191,976 | 197,978 | 204,616 | 211,963 | 220,102 | 224,453 | 227,660 |
| $ | 167,720 | 171,609 | 175,940 | 180,768 | 186,154 | 191,976 | 197,978 | 204,616 | 211,963 | 220,102 | 224,453 | 227,660 |
| | | | | | | | | | | | | |
| $ | 1,122,434 | 1,148,459 | 1,177,444 | 1,209,753 | 1,245,797 | 1,284,762 | 1,324,928 | 1,369,353 | 1,418,524 | 1,472,991 | 1,502,111 | 1,523,573 |
| | | | | | | | | | | | | |
| | 245,129 | 250,813 | 257,143 | 264,199 | 272,071 | 280,580 | 289,352 | 299,054 | 309,793 | 321,688 | 328,047 | 332,734 |
| | 154,818 | 158,408 | 162,406 | 166,863 | 171,834 | 177,209 | 182,749 | 188,876 | 195,659 | 203,171 | 207,188 | 210,148 |
| | 103,212 | 105,605 | 108,271 | 111,242 | 114,556 | 118,139 | 121,832 | 125,918 | 130,439 | 135,447 | 138,125 | 140,099 |
| $ | 503,160 | 514,826 | 527,820 | 542,303 | 558,461 | 575,928 | 593,933 | 613,848 | 635,890 | 660,306 | 673,360 | 682,981 |
| | | | | | | | | | | | | |
| $ | 619,274 | 633,632 | 649,624 | 667,450 | 687,336 | 708,834 | 730,995 | 755,505 | 782,634 | 812,685 | 828,751 | 840,592 |
| | | | | | | | | | | | | |
| $ | 619,274 | 633,632 | 649,624 | 667,450 | 687,336 | 708,834 | 730,995 | 755,505 | 782,634 | 812,685 | 828,751 | 840,592 |
| | 12,902 | 13,201 | 13,534 | 13,905 | 14,320 | 14,767 | 15,229 | 15,740 | 16,305 | 16,931 | 17,266 | 17,512 |
| | 141,917 | 145,207 | 148,872 | 152,957 | 157,515 | 162,441 | 167,520 | 173,137 | 179,354 | 186,240 | 189,922 | 192,636 |
| $ | 464,455 | 475,224 | 487,218 | 500,588 | 515,502 | 531,626 | 548,246 | 566,629 | 586,976 | 609,514 | 621,563 | 630,444 |

| Jan '20 | Feb '20 | Mar '20 | Apr '20 | May '20 | Jun '20 | Jul '20 | Aug '20 | Sep '20 | Oct '20 | Nov '20 | Dec '20 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 68,476 | 82,171 | 98,605 | 118,326 | 141,991 | 170,389 | 204,467 | 245,361 | 294,433 | 353,319 | 423,983 | 508,780 |
| 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 | 1,000,000 |
| 714,879 | 750,623 | 788,154 | 827,562 | 868,940 | 912,387 | 958,006 | 1,005,907 | 1,056,202 | 1,109,012 | 1,164,463 | 1,222,686 |
| 194,400 | 194,400 | 194,400 | 194,400 | 194,400 | 194,400 | 194,400 | 194,400 | 194,400 | 194,400 | 194,400 | 194,400 |
| **$ 1,977,755** | **$ 2,027,194** | **$2,081,159** | **$ 2,140,288** | **$ 2,205,331** | **$ 2,277,176** | **$ 2,356,874** | **$ 2,445,667** | **$ 2,545,035** | **$ 2,656,732** | **$ 2,782,846** | **$ 2,925,866** |
| | | | | | | | | | | | |
| 257,108 | 263,535 | 270,551 | 278,237 | 286,693 | 296,033 | 306,394 | 317,937 | 330,855 | 345,375 | 361,770 | 380,363 |
| **$ 257,108** | **$ 263,535** | **$ 270,551** | **$ 278,237** | **$ 286,693** | **$ 296,033** | **$ 306,394** | **$ 317,937** | **$ 330,855** | **$ 345,375** | **$ 361,770** | **$ 380,363** |
| | | | | | | | | | | | |
| **$ 1,720,647** | **$ 1,763,659** | **$1,810,609** | **$ 1,862,051** | **$ 1,918,638** | **$ 1,981,144** | **$ 2,050,480** | **$ 2,127,731** | **$ 2,214,180** | **$ 2,311,356** | **$ 2,421,076** | **$ 2,545,503** |
| | | | | | | | | | | | |
| 375,773 | 385,167 | 395,420 | 406,655 | 419,013 | 432,664 | 447,806 | 464,677 | 483,557 | 504,779 | 528,741 | 555,915 |
| 237,331 | 243,263 | 249,739 | 256,835 | 264,640 | 273,261 | 282,825 | 293,480 | 305,404 | 318,808 | 333,942 | 351,104 |
| 158,220 | 162,176 | 166,493 | 171,223 | 176,426 | 182,174 | 188,550 | 195,653 | 203,603 | 212,539 | 222,628 | 234,069 |
| **$ 771,324** | **$ 790,606** | **$ 811,652** | **$ 834,712** | **$ 860,079** | **$ 888,099** | **$ 919,181** | **$ 953,810** | **$ 992,564** | **$ 1,036,125** | **$ 1,085,310** | **$ 1,141,088** |
| | | | | | | | | | | | |
| **$ 949,322** | **$ 973,053** | **$ 998,956** | **$ 1,027,338** | **$ 1,058,559** | **$ 1,093,045** | **$ 1,131,299** | **$ 1,173,920** | **$ 1,221,617** | **$ 1,275,231** | **$ 1,335,766** | **$ 1,404,416** |
| | | | | | | | | | | | |
| **$ 949,322** | **$ 973,053** | **$ 998,956** | **$ 1,027,338** | **$ 1,058,559** | **$ 1,093,045** | **$ 1,131,299** | **$ 1,173,920** | **$ 1,221,617** | **$ 1,275,231** | **$ 1,335,766** | **$ 1,404,416** |
| | | | | | | | | | | | |
| 19,778 | 20,272 | 20,812 | 21,403 | 22,053 | 22,772 | 23,569 | 24,457 | 25,450 | 26,567 | 27,828 | 29,259 |
| 217,553 | 222,991 | 228,928 | 235,432 | 242,586 | 250,489 | 259,256 | 269,023 | 279,954 | 292,240 | 306,113 | 321,845 |
| **$ 711,992** | **$ 729,790** | **$ 749,217** | **$ 770,504** | **$ 793,919** | **$ 819,784** | **$ 848,475** | **$ 880,440** | **$ 916,213** | **$ 956,423** | **$ 1,001,825** | **$ 1,053,312** |

UNAUDITED

3

| | Jan '21 | Feb '21 | Mar '21 | Apr '21 | May '21 | Jun '21 | Jul '21 | Aug '21 | Sep '21 | Oct '21 | Nov '21 | Dec '21 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 518,955 | 529,335 | 539,921 | 550,720 | 561,734 | 572,969 | 584,428 | 596,117 | 608,039 | 620,200 | 632,604 | 645,256 |
| | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 | 1,200,000 |
| | 1,247,140 | 1,272,083 | 1,297,524 | 1,323,475 | 1,349,944 | 1,376,943 | 1,404,482 | 1,432,572 | 1,461,223 | 1,490,447 | 1,520,256 | 1,550,661 |
| | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 | 209,952 |
| $ | 3,176,047 | $ 3,211,369 | $3,247,397 | $3,284,146 | $ 3,321,630 | $3,359,864 | $ 3,398,862 | 3,438,640 | $3,479,214 | $ 3,520,599 | 3,562,812 | $3,605,869 |
| | | | | | | | | | | | | |
| | 412,886 | 417,478 | 422,162 | 426,939 | 431,812 | 436,782 | 441,852 | 447,023 | 452,298 | 457,678 | 463,166 | 468,763 |
| $ | 412,886 | $ 417,478 | $ 422,162 | $ 426,939 | $ 431,812 | $ 436,782 | $ 441,852 | 447,023 | $ 452,298 | $ 457,678 | 463,166 | $ 468,763 |
| | | | | | | | | | | | | |
| $ | 2,763,161 | $ 2,793,891 | $2,825,236 | $2,857,207 | $ 2,889,818 | $2,923,081 | $ 2,957,010 | 2,991,617 | $3,026,916 | $ 3,062,921 | 3,099,647 | $3,137,106 |
| | | | | | | | | | | | | |
| | 603,449 | 610,160 | 617,006 | 623,988 | 631,110 | 638,374 | 645,784 | 653,342 | 661,051 | 668,914 | 676,934 | 685,115 |
| | 381,126 | 385,364 | 389,688 | 394,098 | 398,596 | 403,184 | 407,863 | 412,637 | 417,506 | 422,472 | 427,537 | 432,704 |
| | 254,084 | 256,910 | 259,792 | 262,732 | 265,730 | 268,789 | 271,909 | 275,091 | 278,337 | 281,648 | 285,025 | 288,470 |
| $ | 1,238,658 | $ 1,252,434 | $1,266,485 | $1,280,817 | $ 1,295,436 | $1,310,347 | $ 1,325,556 | 1,341,070 | $1,356,893 | $ 1,373,034 | 1,389,497 | $1,406,289 |
| | | | | | | | | | | | | |
| $ | 1,524,503 | $ 1,541,457 | $1,558,751 | $1,576,390 | $ 1,594,382 | $1,612,735 | $ 1,631,454 | 1,650,547 | $1,670,023 | $ 1,689,888 | 1,710,150 | $1,730,817 |
| | | | | | | | | | | | | |
| $ | 1,524,503 | $ 1,541,457 | $1,558,751 | $1,576,390 | $ 1,594,382 | $1,612,735 | $ 1,631,454 | 1,650,547 | $1,670,023 | $ 1,689,888 | 1,710,150 | $1,730,817 |
| | 31,760 | 32,114 | 32,474 | 32,841 | 33,216 | 33,599 | 33,989 | 34,386 | 34,792 | 35,206 | 35,628 | 36,059 |
| | 349,365 | 353,251 | 357,214 | 361,256 | 365,379 | 369,585 | 373,875 | 378,250 | 382,714 | 387,266 | 391,909 | 396,646 |
| $ | 1,143,377 | $ 1,156,093 | $1,169,063 | $1,182,293 | $ 1,195,787 | $1,209,551 | $ 1,223,590 | 1,237,910 | $1,252,517 | $ 1,267,416 | 1,282,612 | $1,298,113 |

UNAUDITED

| | Jan '22 | Feb '22 | Mar '22 | Apr '22 | May '22 | Jun '22 | Jul '22 | Aug '22 | Sep '22 | Oct '22 | Nov '22 | Dec '22 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 658,161 | 671,324 | 684,751 | 698,446 | 712,415 | 726,663 | 741,196 | 756,020 | 771,140 | 786,563 | 802,295 | 818,340 |
| | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 | 1,440,000 |
| | 1,581,675 | 1,613,308 | 1,645,574 | 1,678,486 | 1,712,056 | 1,746,297 | 1,781,223 | 1,816,847 | 1,853,184 | 1,890,248 | 1,928,053 | 1,966,614 |
| | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 | 226,748 |
| $ | 3,906,584 | $3,951,381 | 3,997,073 | $4,043,680 | 4,091,218 | $4,139,708 | 4,189,167 | $4,239,615 | 4,291,073 | $4,343,559 | 4,397,095 | $4,451,702 |
| | | | | | | | | | | | | |
| | 507,856 | 513,679 | 519,620 | 525,678 | 531,858 | 538,162 | 544,592 | 551,150 | 557,839 | 564,663 | 571,622 | 578,721 |
| $ | 507,856 | $ 513,679 | 519,620 | $ 525,678 | 531,858 | $ 538,162 | 544,592 | $ 551,150 | 557,839 | $ 564,663 | 571,622 | $ 578,721 |
| | | | | | | | | | | | | |
| $ | 3,398,728 | $3,437,701 | 3,477,454 | $3,518,001 | 3,559,360 | $3,601,546 | 3,644,575 | $3,688,465 | 3,733,233 | $3,778,896 | 3,825,473 | $3,872,981 |
| | | | | | | | | | | | | |
| | 742,251 | 750,762 | 759,444 | 768,299 | 777,331 | 786,544 | 795,942 | 805,527 | 815,304 | 825,276 | 835,448 | 845,823 |
| | 468,790 | 474,166 | 479,649 | 485,242 | 490,946 | 496,765 | 502,700 | 508,754 | 514,929 | 521,227 | 527,651 | 534,204 |
| | 312,527 | 316,110 | 319,766 | 323,494 | 327,297 | 331,177 | 335,133 | 339,169 | 343,286 | 347,485 | 351,768 | 356,136 |
| $ | 1,523,568 | $1,541,038 | 1,558,859 | $1,577,035 | 1,595,575 | $1,614,486 | 1,633,775 | $1,653,450 | 1,673,518 | $1,693,988 | 1,714,867 | $1,736,164 |
| | | | | | | | | | | | | |
| $ | 1,875,160 | $1,896,663 | 1,918,595 | $1,940,966 | 1,963,785 | $1,987,060 | 2,010,800 | $2,035,015 | 2,059,715 | $2,084,908 | 2,110,606 | $2,136,817 |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| $ | 1,875,160 | $1,896,663 | 1,918,595 | $1,940,966 | 1,963,785 | $1,987,060 | 2,010,800 | $2,035,015 | 2,059,715 | $2,084,908 | 2,110,606 | $2,136,817 |
| | | | | | | | | | | | | |
| | 39,066 | 39,514 | 39,971 | 40,437 | 40,912 | 41,397 | 41,892 | 42,396 | 42,911 | 43,436 | 43,971 | 44,517 |
| | 429,724 | 434,652 | 439,678 | 444,805 | 450,034 | 455,368 | 460,808 | 466,358 | 472,018 | 477,792 | 483,680 | 489,687 |
| $ | 1,406,370 | $1,422,497 | 1,438,946 | $1,455,725 | 1,472,839 | $1,490,295 | 1,508,100 | $1,526,262 | 1,544,786 | $1,563,681 | 1,582,954 | $1,602,613 |

| | Jan '23 | Feb '23 | Mar '23 | Apr '23 | May '23 | Jun '23 |
|---|---|---|---|---|---|---|
| | 834,707 | 851,401 | 868,429 | 885,798 | 903,514 | 921,584 |
| | 1,728,000 | 1,728,000 | 1,728,000 | 1,728,000 | 1,728,000 | 1,728,000 |
| | 2,005,946 | 2,046,065 | 2,086,986 | 2,128,726 | 2,171,300 | 2,214,726 |
| | 244,888 | 244,888 | 244,888 | 244,888 | 244,888 | 244,888 |
| $ | 4,813,541 | $ 4,870,354 | $ 4,928,304 | $ 4,987,412 | $ 5,047,702 | $ 5,109,199 |
| | | | | | | |
| | 625,760 | 633,146 | 640,679 | 648,364 | 656,201 | 664,196 |
| $ | 625,760 | $ 633,146 | $ 640,679 | $ 648,364 | $ 656,201 | $ 664,196 |
| | | | | | | |
| $ | 4,187,781 | $ 4,237,208 | $ 4,287,624 | $ 4,339,048 | $ 4,391,501 | $ 4,445,003 |
| | | | | | | |
| | 914,573 | 925,367 | 936,378 | 947,608 | 959,063 | 970,748 |
| | 577,625 | 584,443 | 591,396 | 598,489 | 605,724 | 613,104 |
| | 385,083 | 389,628 | 394,264 | 398,993 | 403,816 | 408,736 |
| $ | 1,877,281 | $ 1,899,438 | $ 1,922,038 | $ 1,945,091 | $ 1,968,604 | $ 1,992,587 |
| | | | | | | |
| $ | 2,310,500 | $ 2,337,770 | $ 2,365,586 | $ 2,393,958 | $ 2,422,897 | $ 2,452,415 |
| | | | | | | |
| $ | 2,310,500 | $ 2,337,770 | $ 2,365,586 | $ 2,393,958 | $ 2,422,897 | $ 2,452,415 |
| | | | | | | |
| | 48,135 | 48,704 | 49,283 | 49,874 | 50,477 | 51,092 |
| | 529,490 | 535,739 | 542,113 | 548,615 | 555,247 | 562,012 |
| $ | 1,732,875 | $ 1,753,328 | $ 1,774,189 | $ 1,795,468 | $ 1,817,173 | $ 1,839,312 |

UNAUDITED

# All Revenue

| | 2018 Assumptions | 2019 Assumptions (WBENC) | 6 Month 2018 Total | 2019 Total | 2020 Total | 2021 Total | 2022 Total | 6 Month 2023 Total |
|---|---|---|---|---|---|---|---|---|
| **Search Advertising** | | | | | | | | |
| Impressions | | | 32,172 | 474,966 | 4,234,845 | 10,875,432 | 13,792,678 | 8,227,241 |
| Price per click | $ 0.64 | $ 0.64 | 20,590 | 303,978 | 2,710,301 | 6,960,277 | 8,827,314 | 5,265,434 |
| Expected # of clicks | 1,000 | 12,000 | | | | | | |
| Increase per month | 50% | 20% | | | | | | |
| Terminal growth post 2020 | 2% | | | | | | | |
| **Total Search Advertising Revenue** | | | **$ 20,590** | **$ 303,978** | **$ 2,710,301** | **$ 6,960,277** | **$ 8,827,314** | **$ 5,265,434** |
| **Transaction Fees** | | | | | | | | |
| | 2018 Assumptions | 2019 Assumptions (WBENC) | | | | | | |
| Transaction Dollar Activity | $ 100,000,000 | $ 1,000,000,000 | 1,000,000 | 10,000,000 | 12,000,000 | 14,400,000 | 17,280,000 | 10,368,000 |
| 1% charge | $ 1,000,000 | 10,000,000 | | | | | | |
| Transaction growth | 8% | 20% | | | | | | |
| **Total Transaction Revenue** | | | **$ 1,000,000** | **$10,000,000** | **$12,000,000** | **$14,400,000** | **$17,280,000** | **$ 10,368,000** |
| **Subscription Fees** | | | | | | | | |
| Corporate Members | | | | | | | | |
| Premium Members | | | | | | | | |
| | Assumptions | | | | | | | |
| Corporate Members EOY 2018 / 2019 | 10 / 500 | | 53,750 | 5,221,856 | 10,445,614 | 15,354,944 | 19,473,781 | 11,615,982 |
| Premium Members by June 2019 | 2,500 | | 53,620 | 475,233 | 933,208 | 1,371,806 | 1,739,782 | 1,037,768 |
| Corporate Subscription Fee | $ 1,250 | | | | | | | |
| Premium Subscription Fee | $ 17 | | | | | | | |
| Increase 5% Monthly (after 500/2500) | 5% | | | | | | | |
| Terminal growth post 2020 | 2% | | | | | | | |
| **Total Subscription Fee Revenue** | | | **$ 107,370** | **$ 5,697,090** | **$11,378,822** | **$16,726,750** | **$21,213,563** | **$ 12,653,750** |
| **Corporate Vendor Solution** | | | | | | | | |
| | Assumptions | | | | | | | |
| Transactions in 2018 | $ 100,000,000 | | 1,000,000 | 2,160,000 | 2,332,800 | 2,519,424 | 2,720,978 | 1,469,328 |
| 1% charge | $ 1,000,000 | | | | | | | |
| Transaction growth per year | 8% | | | | | | | |
| **Total Corporate Vendor Solution** | | | **$ 1,000,000** | **$ 2,160,000** | **$ 2,332,800** | **$ 2,519,424** | **$ 2,720,978** | **$ 1,469,328** |
| **Total Revenue** | | | **$ 2,127,960** | **$ $18,161,068** | **$ $28,421,923** | **$ $40,606,451** | **$ $50,041,855** | **$ $ 29,756,512** |

UNAUDITED

**All Expenses**

| | | 6 Month 2018 Total | 2019 Total | 2020 Total | 2021 Total | 2022 Total | 6 Month 2023 Total |
|---|---|---|---|---|---|---|---|
| **Cost of Revenue** | | | | | | | |
| % of Total Revenue | Assumptions 13% | 276,635 | 2,360,939 | 3,694,850 | 5,278,839 | 6,505,441 | 3,868,347 |
| **Total Cost of Revenue** | | $ 276,635 | $ 2,360,939 | $ 3,694,850 | $ 5,278,839 | $ 6,505,441 | $ 3,868,347 |
| **Research and Development** | | | | | | | |
| % of Total Revenue | Assumptions 19% | 404,312 | 3,450,603 | 5,400,165 | 7,715,226 | 9,507,952 | 5,653,737 |
| **Total Research and Development** | | $ 404,312 | $ 3,450,603 | $ 5,400,165 | $ 7,715,226 | $ 9,507,952 | $ 5,653,737 |
| **Marketing and Sales** | | | | | | | |
| % of Total Revenue | Assumptions 12% | 255,355 | 2,179,328 | 3,410,631 | 4,872,774 | 6,005,023 | 3,570,781 |
| **Total Marketing and Sales** | | $ 255,355 | $ 2,179,328 | $ 3,410,631 | $ 4,872,774 | $ 6,005,023 | $ 3,570,781 |
| **General and Administrative** | | | | | | | |
| % of Total Revenue | Assumptions 8% | 170,237 | 1,452,885 | 2,273,754 | 3,248,516 | 4,003,348 | 2,380,521 |
| **Total General and Administrative** | | $ 170,237 | $ 1,452,885 | $ 2,273,754 | $ 3,248,516 | $ 4,003,348 | $ 2,380,521 |
| **Interest and Other Income (expense) net** | | | | | | | |
| % of Total Revenue | Assumptions 1% | 21,280 | 181,611 | 284,219 | 406,065 | 500,419 | 297,565 |
| **Total Interest & Other Income (expense) net** | | $ 21,280 | $ 181,611 | $ 284,219 | $ 406,065 | $ 500,419 | $ 297,565 |
| **Provision for Income Taxes** | | | | | | | |
| % of Total Revenue | Assumptions 11% | 234,076 | 1,997,717 | 3,126,412 | 4,466,710 | 5,504,604 | 3,273,216 |
| **Total Provision for Income Taxes** | | $ 234,076 | $ $ 1,997,717 | $ $ 3,126,412 | $ $ 4,466,710 | $ $ 5,504,604 | $ $ 3,273,216 |
| **Total Expenses** | | $ 1,361,894 | $ $11,623,083 | $ $18,190,031 | $ $25,988,128 | $ $32,026,787 | $ $ 19,044,168 |

UNAUDITED

*Screenshot from Facebook 2017 10-K

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2017 | 2016 | 2015 |
| **Consolidated Statements of Income Data:** | | | |
| Revenue | 100 % | 100 % | 100 % |
| Costs and expenses: | | | |
| Cost of revenue | 13 | 14 | 16 |
| Research and development | 19 | 21 | 27 |
| Marketing and sales | 12 | 14 | 15 |
| General and administrative | 6 | 6 | 7 |
| Total costs and expenses | 50 | 55 | 65 |
| Income from operations | 50 | 45 | 35 |
| Interest and other income (expense), net | 1 | — | — |
| Income before provision for income taxes | 51 | 45 | 35 |
| Provision for income taxes | 11 | 8 | 14 |
| Net income | 39 % | 37 % | 21 % |

UNAUDITED

https://www.sec.gov/Archives/edgar/data/1326801/000132680118000009/fb-12312017x10... 4/11/2018

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